

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

Laura E. Niklason
President and Chief Executive Officer
Humacyte, Inc.
2525 East North Carolina Highway 54
Durham, NC 27713

> **Re: Humacyte, Inc.**
> **Registration Statement Filed on Form S-1**
> **Filed September 17, 2021**
> **File No. 333-259624**

Dear Ms. Niklason:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-6001 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kerry Burke, Esq.